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                                                                    EXHIBIT 99.1




               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                          HOLLINGER INTERNATIONAL INC.
                                 HOLLINGER INC.


               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
               AND HOLLINGER INTERNATIONAL INC. AND ITS AFFILIATES
                 ANNOUNCE SALE OF CANADIAN COMMUNITY NEWSPAPERS


TORONTO - JULY 31, 2001: Hollinger Canadian Newspapers, Limited Partnership ("Hollinger L.P.") (TSE:HCN.UN), Hollinger International Inc. ("Hollinger") (NYSE: HLR) and Hollinger Inc. (TSE: HLG) announce that most of the remaining Canadian newspapers of Hollinger L.P. have been sold for approximately CDN $220 million, subject to adjustments. Included in this sale were community newspapers in Ontario such as The Kingston Whig-Standard, The Sault Star and the Peterborough Examiner. A list of the businesses being sold is attached to this press release.

     The consideration for this sale was paid in cash at closing. The purchaser was formed and financed by Scotia Merchant Capital, Ontario Teachers' Pension Plan Board and a company controlled by Mr. Michael Sifton.

Hollinger L.P. will use the sale proceeds, net of expenses and a reserve for contingencies, to pay a special distribution to its unitholders of CDN$1.18 per unit to unitholders of record on August 13, 2001.

     Upon completion of this sale the principal assets of Hollinger L.P. (in which Hollinger has an approximate 87% equity interest) will comprise 8,164,800 non-voting shares and 816,480 voting preference shares of CanWest Global Communications Corp. ("CanWest") (convertible into 122,472 non-voting shares) and approximately CDN$278 million principal amount of subordinated debentures of a CanWest subsidiary, Hollinger L.P.'s trade publications and directory publishing division, newspapers located in Chatham and Sarnia and a group of paid and non-paid newspapers located principally in British Columbia.

     Hollinger is a global newspaper publisher with English-language newspapers in the United States, United Kingdom, Canada and Israel. Its assets include The Telegraph Group
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Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area and a substantial portfolio of new media investments. In addition to its 15.6% equity interest in CanWest and approximately CDN$834 million principal amount of subordinated debentures of a CanWest subsidiary, Hollinger also has a 50% interest in the National Post.


FOR MORE INFORMATION CONTACT:


PETER Y. ATKINSON
Executive Vice-President and General Counsel
Hollinger Inc.
Tel:  416-363-8721

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Sold Businesses

HURONIA REGION:                     Owen Sound Sun Times
                                    Barrie Examiner
                                    Orillia Packet & Times
                                    Saugeen Press
                                    Midland Free Press
                                    Collingwood Enterprise Bulletin
                                    Orangeville Banner
                                    Hanover Post
                                    Georgian Web


EASTERN REGION:                     Kingston Whig-Standard
                                    Cornwall Standard Freeholder
                                    Pembroke Daily Observer
                                    Belleville Intelligencer
                                    Trenton Trentonian
                                    Nepean This Week


NORTHERN REGION:                    The Sault Ste. Marie Star
                                    Sault Ste. Marie This Week
                                    The Sudbury Star
                                    North Bay Nugget
                                    Timmins Daily Press
                                    Kirkland Lake Daily News
                                    The Elliot Lake Standard


PETERBOROUGH REGION:                Peterborough Examiner
                                    Cobourg Daily Star
                                    Port Hope Evening News
                                    Colborne Chronicle
                                    Northumberland Speciality
                                    Lindsay Daily Post